FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 -	NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation
Suite 1540 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

September 22, 2006

ITEM 3 - NEWS RELEASE

The press release was issued September 22, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Canaccord Capital Corporation has agreed to lead a best efforts, targeted minimum $25 million CAD financing of Africo Resources Ltd. Africo Resources Ltd. is approximately 40% owned by Rubicon Minerals Ltd.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Africo Resources Ltd., a company in which Rubicon currently holds an approximate 40% interest, has entered into an agreement with Canaccord Capital Corporation pursuant to which Canaccord will offer, on a syndicated best efforts private placement basis, subscription receipts (“Subscription Receipts”) of Africo for aggregate gross proceeds to Africo of a targeted minimum of CAD$25 million (the “Offering”). The Subscription Receipts will be priced in the context of the market. Upon the completion of the Offering, the gross proceeds of the Offering will be placed into escrow (the “Escrowed Funds”). Each Subscription Receipt will entitle the holder thereof to acquire, without payment of any additional consideration, one common share of CopperCo Resource Corp. (“CopperCo”). CopperCo will be a new publicly listed company holding 100% of the outstanding shares of Africo following completion of Rubicon’s proposed Plan of Arrangement (the “Arrangement”). The Subscription Receipts will automatically be exchanged for common shares of CopperCo, and the Escrowed Funds will be released to Africo, upon the satisfaction by Africo of certain conditions, including, but not limited to, the receipt of all court and shareholder approvals required to complete the Arrangement (the “Conditions”).

It is anticipated that upon the satisfaction of the Conditions, the CopperCo shares issued upon the exchange of Subscription Receipts pursuant to the Arrangement will be free of any statutory hold period in Canada. For a more detailed description of the Arrangement, see the Rubicon management information circular dated July 7, 2006 which is available for viewing or downloading on the SEDAR website (www.sedar.com).

Canaccord will receive a cash commission in the amount of 6% of the aggregate gross proceeds of the Offering, payable by Africo upon the release to Africo of the Escrowed Funds. In addition, upon closing of the Offering, Africo will issue to Canaccord a compensation option which will be automatically exchanged under the Arrangement for Broker Warrants entitling Canaccord to acquire that number of CopperCo shares which is equal to 6% of the Subscription Receipts sold under the Offering. The Broker Warrants will be exercisable at a price equal to the issue price of the Subscription Receipts, and will expire 18 months from the date of issue.

The net proceeds from the Offering shall be used for development of Africo’s Kalukundi copper-cobalt project in the Democratic Republic of Congo, as well as for general corporate purposes.

Completion of the Arrangement is subject to certain conditions, including receipt of a tax ruling from Canada Revenue Agency, completion of the Offering, and receipt of a final order from the British Columbia Supreme Court approving the Arrangement.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7 - OMITTED INFORMATION

Not applicable

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business number: (604) 623-3333) is the officer of the Company knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, BC, the 29th day of September, 2006.